DLA Piper LLP (US) 555 Mission St. #2400 San Francisco, California 94105 www.dlapiper.com

April 13, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Christie Wong, Jeanne Baker, Jane Park and Celeste Murphy

Re:	GigCapital5, Inc.
Registration Statement on Form S-4
Filed February 14, 2023
File No. 333-269760

Dear Mses. Wong, Baker, Park and Murphy:

Set forth below are responses to the comments that were provided by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to our client, GigCapital5, Inc. (the “Company” or “GigCapital5”), by your letter dated March 14, 2023, regarding the above-referenced filing (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

In addition to the responses to the Staff’s comments, concurrently with the filing of this letter, GigCapital5 will file Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”) to reflect the Staff’s requested disclosure edits and other updates as applicable to reflect the end of the 2022 fiscal year of the Company. Unless otherwise specified, all references to page numbers and captions correspond to the Registration Statement if referring to the Staff’s comment, or to Amendment No. 1 if in the response.

Form S-4 filed on February 14, 2023

Cover Page

1.

Please revise the prospectus cover page to disclose the expected ownership percentages in the combined company of GigCapital5’s public stockholders, the Sponsor and its affiliates, QT Imaging stockholders and PIPE investors. To the extent applicable, disclose the total expected ownership of the Sponsor following the transaction, inclusive of any investments the Sponsor plans to make through financing transactions, such as the PIPE investment.

United States Securities and Exchange Commission

April 13, 2023

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on the prospectus cover page of Amendment No. 1.

2.

Please disclose on the cover page and in the prospectus summary whether the combined company will be a “controlled company” as defined under the relevant NYSE listing rules and, if so, whether you intend to rely on the exemptions as a controlled company. If applicable, please include risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, the result that you may elect not to comply with certain corporate governance requirements.

RESPONSE:    The Company acknowledges the Staff’s comment and respectfully notes that the Combined Company will not be a “controlled company” as defined under the relevant listing rules. Accordingly, the Company has revised the disclosure on the prospectus cover page and in the prospectus summary on page 36 of Amendment No. 1.

Questions and Answers about the Proposed Business Combination

Q: What Equity Stake will Current GigCapital5 Public Stockholders, the Sponsor..., page 11

3.

Please clarify, if true, that the sponsor will receive additional securities pursuant to an anti-dilution adjustment based on the company’s additional financing activities. If applicable, please quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.

RESPONSE:    The Company acknowledges the Staff’s comment and respectfully notes that the Sponsor is not entitled to receive any additional securities pursuant to an anti-dilution adjustment based on the Company’s additional financing activities, and therefore, the Sponsor will not receive any additional securities pursuant to such an anti-dilution adjustment. Further, the Company acknowledges the third sentence of the Staff’s comment and has revised its disclosure on page 11 of Amendment No. 1.

Questions and Answers

Q. What Equity Stake will Current Gigcapital5 Public Stockholders..., page 11

4.

With reference to the Merger Consideration Earnout Shares discussed on page 28 of the filing, please disclose these shares within the Additional Potential Dilution section of your tabular presentation at the top of page 12 or explain why such disclosure is not necessary. Address this comment as it relates to similar tabular presentations throughout your filing.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on page 12 of Amendment No. 1.

United States Securities and Exchange Commission

April 13, 2023

Q: Do I have redemption rights?, page 16

5.

Clarify, if true, that holders of your public warrants and holders of warrants through your units cannot exercise redemption rights with respect to the warrants. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on pages 17 and 18 of the Registration Statement.

Summary, page 27

6.

Please revise to expand your descriptions of GigCapital5 and QT Imaging in this section. We note your disclosure on pages 58 and 97 that the audit opinions for QT Imaging and GigCapital5 include a paragraph related to substantial doubt about the ability of QT Imaging GigCapital5, respectively, to continue as a going concern. Please revise to provide prominent disclosure in the Summary. With respect to QT Imaging, please expand your disclosure to discuss the types of products and services QT Imaging provides and how it generates revenue.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on pages 29, 30, 31, 32 and 51 of Amendment No. 1.

7.

Please balance your disclosure to include equally prominent disclosure of the limitations and challenges QT Imaging faces in implementing its business strategy including, but not limited to, the significant operating losses incurred since your inception, failure to demonstrate scale of deployment and manufacturing necessary to achieve commercial viability since receiving 510(k) premarket clearance in 2017, and the limited applicability of your lead product as a supplementary imaging device only instead of as a replacement for screening mammography.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on pages 30 and 31 of Amendment No. 1.

8.

We refer to your disclosure on pages F-17 and F-36 that the deferred underwriting fees of $9,200,000 are contingent on the completion of the business combination, subject to the terms of the underwriting agreement, including the performance of additional services after the IPO in connection with a proposed business combination. Please revise to include disclosure of the deferred underwriting fees in the Summary, where appropriate.

United States Securities and Exchange Commission

April 13, 2023

RESPONSE:    The Company acknowledges the Staff’s comment and has revised the disclosure on page 48 of Amendment No. 1.

GigCapital5 Conflicts of Interest, page 33

9.

Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on pages 25, 41, 120 and 167 of Amendment No. 1.

10.

Please expand your disclosure regarding the sponsor’s ownership interest in the target company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on pages 22 and 38 of Amendment No. 1 to disclose that the Sponsor has no ownership interest in QT Imaging. Because the Sponsor has no ownership interest in QT Imaging, it respectfully informs the Staff that it has not made any disclosure with respect to the second sentence of the Staff’s comment.

11.

We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Please also revise your disclosure summarizing the background of the business combination to discuss the negotiation of this agreement.

RESPONSE:    The Company acknowledges the Staff’s comment and respectfully notes that the only stockholders who have agreed to waive redemption rights are stockholders who never had redemption rights as they are the Sponsor or other recipients of shares of the Company prior to the Company’s initial public offering, but nevertheless, in connection with and at the time of the Company’s initial public offering, entered into an agreement for the benefit of the Company and the underwriters of the Company’s initial public offering to waive any claim to a redemption right. Accordingly, the Company has revised its disclosure on pages 24, 25, 40, 41, 119 and 167 of Amendment No. 1 to clarify who has waived a redemption right and why, but has not revised its disclosure with respect to the background to the business combination as there is no relationship between the waiver agreed to at the time of the Company’s initial public offering and the business combination and there was no consideration given for the waiver.

12.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

United States Securities and Exchange Commission

April 13, 2023

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on page 13 of Amendment No. 1.

Key Agreements, page 35

13.

Please revise to expand the description of your distribution agreement with Innovador to include the material terms of the agreement. For example, clarify whether Innovador is the exclusive distributor of QT Imaging products in the defined territory, which party has the right to set prices for such components or machines and whether QT Imaging has to pay any commissions.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on page 46 of Amendment No. 1.

PIPE Investment, page 37

14.

We note that you have arranged to sell additional securities to raise funds to satisfy the minimum cash required to complete the business combination transaction after returning funds to redeeming stockholders. Please clarify the current status of discussions and negotiations regarding the contemplated PIPE Investment or convertible note financing. Revise the disclosure to discuss the key terms of any convertible securities and to disclose the potential impact of those securities on non-redeeming shareholders, as applicable. To the extent that negotiation and marketing processes for a PIPE are ongoing, please disclose material details of those processes, including who selected the potential PIPE investors, the relationships the PIPE investors have to GigCapital5, the Sponsor, QT Imaging and their affiliates, and the placement agent and how the terms of the PIPE transaction were determined, as applicable.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on page 43 of Amendment No. 1.

15.

Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC’s Sponsor, directors, officers or their affiliates will participate in the private placement.

RESPONSE:    The Company acknowledges the Staff’s comment and respectfully notes that no marketing or sales of securities at the time of the consummation of the proposed Business Combination has yet occurred, and therefore, it is not currently known whether there are any material differences in the terms and price of securities issued at the time of the Company’s initial public offering and what will be issued in the PIPE Investment.

United States Securities and Exchange Commission

April 13, 2023

However, the Company will revise the Registration Statement to address the Staff’s comment in a future amendment once marketing and negotiations of the PIPE Investment has occurred.

As an “emerging growth company,” we cannot be certain if the reduced disclosure requirements..., page 117

16.

Please revise your risk factor disclosure here to also state that as a result of your election not to opt out of the extended transition period, the financial statements of the combined company may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on pages 128 and 129 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Statements, page 123

17.

Please expand the Description of the Merger section to provide the computation of the Aggregate Closing Merger Consideration Value as defined on page 1 of the filing. In addition, please describe the Merger Consideration Earn-Out Shares as discussed on pages 28 through 30 of the filing. With reference to the terms of the earn-out agreement, disclose the proposed accounting for such shares and clarify why these shares are not reflected in your pro forma financial statements. In addition, with reference to the tabular presentation on page 126 which presents the pro forma shares of the combined Company common stock issued and outstanding immediately after the Merger, disclose and quantify the Earn-Out shares that are excluded.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on pages 32, 135, 136, 137 and 142 of Amendment No. 1.

18.	Please expand the Basis of Pro Forma Presentation to clarify how you determined the $10.18 redemption price.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on pages 138 of Amendment No. 1.

19.

You disclose on the bottom of page 125 that the four levels of redemptions assumed in the unaudited pro forma condensed combined balance sheet and statements of operations are based on the assumption that there are no adjustments for the outstanding Public Warrants, Private Placement Warrants or shares issued for the PIPE Investment. We note however that Note (B) reflects the issuance of 2,600,000 GigCapital5 common stock under the PIPE Subscription Agreement. Please address this apparent inconsistency.

United States Securities and Exchange Commission

April 13, 2023

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on pages 139 and 140 of Amendment No. 1.

20.

Note (B) reflects the sale under a PIPE Subscription Agreement with the PIPE Investors of 2,600,000 shares of GigCapital5 Common Stock. With reference to your disclosures on page 37 that GigCapital5 may enter into PIPE Subscription Agreements, please address the need to provide additional pro forma information that addresses scenarios under which you do not enter into a PIPE Subscription Agreement. Refer to Article 11-02(a)(10) of Regulation S-X.

RESPONSE:    The Company acknowledges the Staff’s comment and respectfully notes that the Company is not providing an additional pro forma presentation to give effect to a range of possible results because the only result that could satisfy the conditions to the Closing of the Business Combination is one in which there is a PIPE Investment. Further, although as the Company has revised in its disclosure with respect to the PIPE Investment on page 43 of Amendment No. 1 that no marketing or sales of securities for the PIPE Investment has yet occurred, it is the intent of the Company for such marketing and sales to occur prior to the effectiveness of the Registration Statement.

21.

Note (I) references $4,140,600 of transactions expenses paid in GigCapital5 Common stock. However, we note that your forma unaudited balance sheet includes an adjustment (I) which increases additional paid in capital by $8,062,520 and accumulated deficit by $8,087,668. Please expand your note to reconcile and explain these adjustments, including how such amounts were determined.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on pages 154 and 155 of Amendment No. 1.

22.

Note (I) reflects the recording of the estimated QT Imaging Transaction Expenses and Unpaid GigCapital5 Transaction Expenses not reflected in the historical statements and the payment of $11,000,000 of such transaction expenses in cash with an additional $4,140,600 paid in GigCapital5 Common Stock. Please quantify the transaction costs not reflected in the historical financial statements of QT Imaging and GigCapital5 and reconcile such amount to Note (N) which reflects $14,865,854 in estimated direct and incremental transaction costs that will be incurred and expensed through the Closing. Please confirm that the costs reflected in Note (N) are additional costs not already reflected in the historical financial statements. In doing so, expand Note (N) to identify the nature of the transaction costs incurred and the related entity reporting these costs.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on pages 154 and 155 of Amendment No. 1.

23.	With reference to Note (J), please separately disclose the GigCapital5 Common Stock issued for the conversion of the QT Imaging Convertible Note. With reference to the

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original conversion terms of the note, please address the accounting implications for this conversion, including the need to reflect a gain or loss on the conversion. In this regard, we note your tabular presentation on page 126 indicates that 320,172 GigCapital5 Common Stock will be issued for $2,349,131.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on page 155 of Amendment No. 1. Furthermore, the Company respectfully notes that, as disclosed on page F-41, QT Imaging management assessed whether the embedded features were required to be bifurcated from the debt host and concluded that none of the embedded features were required to be accounted for separately from the debt instrument. The QT Imaging Convertible Notes will convert under the original terms of the note agreements and therefore no gain or loss will be recorded upon the conversion of the QT Imaging Convertible Notes.

24.

Notes (L) and (Q) reflect the reversal of stock-based compensation on QT Imaging Options and warrant expense, for other than In-The-Money Company Warrants, both of which are assumed to be cancelled as of January 1, 2021. We note that these options and warrants are being exchanged for GigCapital5 shares. With reference to the original terms of the QT Imaging options and warrants, please clarify whether the terms of the options and warrants were modified and if so, (i) discuss the accounting implication of such modification and (ii) reflect any necessary pro forma adjustments related to the modification. Reference the authoritative literature you relied on.

RESPONSE:    The Company acknowledges the Staff’s comment and respectfully notes that, in accordance with the terms of the Business Combination Agreement, other than the In-the-Money Company Warrants, which will be exercised for shares of QT Imaging Common Stock immediately prior to the consummation of the Business Combination, neither the QT Imaging Options nor the QT Imaging Warrants are being exchanged for shares of GigCapital5 Common Stock. There have been no modifications at this time to the terms of the QT Imaging Options or the QT Imaging Warrants.

25.

Note (Q) excludes the In-the-Money Company Warrants. We also note your tabular presentation on page 126 assumes all In-the-Money Company Warrants will be exercised prior to the Merger. Please disclose how you how you determined which warrants were “in-the-money” and, if material, address the need to reflect the proceeds from the exercise of such warrants in your pro forma financial statements.

RESPONSE:    The Company acknowledges the Staff’s comment and respectfully notes that, as provided for in the Business Combination Agreement, the In-the-Money Company Warrants were defined by such Business Combination Agreement to be the QT Imaging Warrants issued in the bridge financing and a specific list of QT Imaging Warrants set forth on the disclosure schedules to the Business Combination Agreement. This list was agreed to by the parties immediately prior to entering into the Business Combination Agreement and consist of QT Imaging Warrants with an exercise price at or below the deemed value of a share of QT Imaging Common Stock based upon the Aggregate Closing Merger Consideration Value. Furthermore, the Company revised its disclosure on page 153 of Amendment No. 1 to reflect the exercise of all In-the-Money Company Warrants into QT Imaging Common Stock prior to the Closing, as if the Closing had occurred on December 31, 2022.

26.

We note, as disclosed on page 347, that on September 26, 2022, GigCapital5 issued the Working Capital Note as an unsecured convertible promissory note to the Sponsor, which was subsequently amended and restated on October 26, 2022, November 28, 2022, December 27, 2022 and January 26, 2023, for a collective principal amount of

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$325,000. The Working Capital Note is convertible at the Sponsor’s election upon the consummation of the initial business combination. Please address the need to reflect these notes as issued and then either (i) converted into units or (ii) repaid in cash within your pro forma financial statements. If there are varying scenarios related to the conversion/repayment of these notes, address these various scenarios. See Article 1102(a)(10) of Regulation S-X.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on pages 139, 154, 159 and 160 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations and Known Trends or Future Events, page 192

27.

Please describe the results of operations of GigCapital5, inc. and QT Imaging Inc. for period from January 19, 2021 (Inception) through December 31, 2021 and for fiscal year ended December 31, 2021, respectively.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on pages 215, 216, 217, 275, 276, 277 and 278 of Amendment No. 1.

Information about QT Imaging, page 201

28.

We refer to your description on page 201 and throughout the prospectus of QT Imaging’s body imaging technology as “safe.” Please note that determinations of safety and efficacy are solely within the authority of the FDA; therefore, please revise the prospectus to remove all references and/or implications of safety and efficacy. With respect to references to QT Breast Scanner, please revise references to “safety” to clarify that the device received FDA clearance as a supplementary imaging device only and is not a replacement for screening mammography.

RESPONSE:     The Company acknowledges the Staff’s comment and has revised its disclosure on pages 29, 30 and 233 of Amendment No. 1 to (i) explain that our use of the words “safe”, “safety”, “effectiveness” and “efficacy” is limited to the context of QT Imaging’s Section 510(K) Summary of Safety and Effectiveness submitted to the FDA on August 23, 2016, which the FDA reviewed and determined on June 6, 2017 that the QT Breast Scanner is substantially equivalent to the predicate device, and (ii) indicate that the QT Breast Scanner is has current applicability as a supplementary imaging device, not as a replacement for screening mammography.

29.

We note your disclosure on pages 237 and 246 that the QT Breast Scanner is categorized as a Class II medical device that received FDA’s 510(k) market clearance in 2017. Please revise to include this disclosure under the Overview heading of this section, where applicable, and in the Prospectus Summary. We also refer to your

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business strategy to introduce a comprehensive body-safe imaging technology and medical imaging for infants in the future. Please disclose the current stage of development for your QTScan and Infant Scanner devices and when you expect to submit premarket notification submissions to the FDA.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 29, 30 and 31 of Amendment No. 1 regarding the disclosure that the QT Breast Scanner is categorized as a Class II medical device that received FDA’s 510(k) market clearance in 2017. The Company has revised its disclosure on the current stage of development of QT Imaging’s products and proposed products on pages 238, 245 and 263 of Amendment No. 1.

30.

Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by B-mode reflection images, reflection transducer, vasculature, HHUS, dense breasts, cryoablation and articulating.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 228, 229, 249 and 258 of Amendment No. 1.

31.

We note your disclosure on page 203 relating to the breast medical imaging market, which is segmented by the ionizing and non-ionizing breast imaging segments. Please expand your disclosure to discuss the adverse effects of various medical imaging methods, such as ionizing radiation, compression associated with mammography and heavy metal injections required for breast MRI. We refer to your disclosure on page 219 that ionizing radiation exposure raises risk of cancer, including leukemia, breast cancer, thyroid cancer and brain cancer. Please also discuss whether any adverse effects have been observed with various ultrasound systems and technologies.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 227 of Amendment No. 1.

Industry & Market Opportunity, page 203

32.

You disclose on page 203 that the annual worldwide medical imaging market is currently estimated to be $40 billion with the United States accounting for $10 billion. Please revise to disclose the estimated total addressable market for medical screening for the detection and diagnostics for cancer. Please also clarify, if true, that your

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disclosure of the estimated total addressable market of $4.6 billion for medical imaging for breast cancer detection and diagnostics refers to the worldwide market.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on pages 226 and 227 of Amendment No. 1.

33.

Please expand your disclosure to discuss the differences, if any, between the type of ultrasound technology used in QT Imaging’s devices and Hand-Held Ultrasound, Automated Breast Ultrasound System, breast ultrasound tomography systems, photoacoustic imaging and photoacoustic tomography.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on pages 30, 259 and 260 of Amendment No. 1.

Future Market Opportunities, page 204

34.

We note your disclosure on page 208 that the QT Breast Scanner has current applicability as a “supplementary imaging device” and is “not intended to be used as a replacement for screening mammography.” You also disclose on page 230 that Mammography Quality Standards Act and Program centers will be an attractive market for QT Imaging once the company has received primary clearance from the FDA for high-risk young women. Please revise your disclosure throughout the prospectus to clarify the combined company’s business strategy to “seek expanded FDA clearance” of the QT Breast Scanner as an alternative to screening mammography.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on pages 30, 31, 256 and 272 of Amendment No. 1.

QT Breast Scanner, page 205

35.

We note your disclosure on pages 210 and 216 relating to the mini study assessing the ability of technology to identify masses in dense breasts and clinical studies comparing the image quality of the QTScans and MRIs, respectively. Please revise to clarify the scope, size and design of the clinical studies and whether the studies were powered to show statistical significance, as applicable.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on pages 235 and 242 of Amendment No. 1.

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Our People, page 206

36.

We note your disclosure on page 226 of the fourteen granted patents and five patent applications associated with your Chief Product Officer. Please clarify whether any of these granted patents or patent applications are related to or currently utilized in QT Imaging’s medical imaging technology platform.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on page 253 of Amendment No. 1.

Medical Advisory Board, page 230

37.

We note your disclosure that QT Imaging intends to assemble a medical advisory board and also plans to develop key opinion leaders. If material, please include disclosure that describes how members of the medical advisory board and key opinion leaders will be selected and compensated, and whether there are any rules or procedures governing such members and key opinion leaders.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on page 255 of Amendment No. 1.

Comparison with currently available devices, page 233

38.

We refer to your disclosure relating to large competitors with currently available FDA-cleared devices. You also disclose on page 61 that your competitors employ newer methods of medical imaging and early detection other than Hand-Held Ultrasound, Automatic Breast Ultrasound, mammography and MRIs. Please disclose whether any of your competitors employ non-ionizing breast imaging methods that have obtained primary screening clearances and can serve as replacements for screening mammography and/or offer 3D images.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on pages 71 and 229 of Amendment No. 1.

Manufacturing, page 234

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39.

We note your disclosure on page 234 that QT Imaging devices consist of custom designed components and off-the-shelf components that are supplied by approved vendors in the United States. You also disclose on page 61 that QT Imaging is dependent on a number of key suppliers for components and sub-assemblies. Please clarify whether QT Imaging relies on any single and/or sole suppliers for certain components and materials used in manufacturing its products. If so, please expand your disclosure to discuss your sources and availability of raw materials and the names of any principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on pages 75 and 260 of Amendment No. 1.

Intellectual Property, Patents & Trademarks, page 236

40.	We note your disclosure relating to QT Imaging’s patent portfolio. Please revise to identify the type of patent protection for each patent listed.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on page 262 of Amendment No. 1.

Background of the Business Combination, page 299

41.

We note your disclosure on page 302 that GigCapital5 delivered letters of intent to more than ten potential business combination targets, other than QT Imaging. Please expand your disclosure of these potential business combination targets the GigCapital5 Board considered and discuss the Board’s analysis in reaching its conclusion not to pursue potential business combination targets.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on pages 328 of Amendment No. 1.

42.

Please identify the individuals and/or parties who participated in the meetings and discussion described throughout this section. By way of example only, we refer to your disclosure on page 309 that the GigCapital5 Board discussed and evaluated QT Imaging with an international consulting company and investment bank research analysis. Please revise your disclosure to identify this consulting company, investment bank and any other financial advisors that provided additional services to GigCapital5 in connection with the transaction and whether any fees are conditioned on the completion of the transaction.

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RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on page 335 of Amendment No. 1 to clarify that it had general discussions as part of its diligence inquiries with third parties that it did not engage or agree to pay any fees and which third parties did not conduct any direct diligence of QT Imaging or the QT Imaging scanning technology or play any role in the meetings and negotiations with QT Imaging. The Company’s disclosure on pages 328 to 334 identifies the individuals and/or parties who participated in meetings and discussions with respect to the negotiations of the proposed Business Combination with QT Imaging.

43.

Please revise your disclosure in this section to describe how the GigCapital5 Board arrived at a valuation of $151 million for QT Imaging. Please address in your revisions the methodology employed in reaching the valuation. We note your disclosure that GigCapital5 presented an analysis of the valuation of QT Imaging primarily based on comparable valuations of ten publicly traded companies that were selected with the assistance of Northland Securities. Please revise to expand your discussion of the analysis, conclusions and underlying assumptions of such comparable public company valuations.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on pages 333, 334 and 337 of Amendment No. 1.

44.

We note your disclosure that GigCapital5 sent an initial draft letter of intent to QT Imaging in which it proposed the terms of a business combination. Please revise to clarify how the transaction structure and consideration evolved during the negotiations, including the discussions, proposals and counter-proposals made during the course of the negotiations with respect to the material terms of the merger, such as the calculation of the proposed merger consideration, equity compensation and changes to the earnout provision. By way of example only, we refer to the discussions and inquiries from Ms. Donigan and the Chief Financial Officer of QT Imaging on page 306 relating to the proposed merger consideration, organization and capitalization of the combined company, as well as equity compensation.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on pages 328, 329, 330, 332, 333 and 334 of Amendment No. 1.

45.

Please expand your disclosure of the selection criteria for comparable valuations of publicly traded peer companies referenced on page 191, including how the criteria was chosen (including, but not limited to, publicly traded companies with less than $25 million in revenue) and whether any companies meeting the selection criteria were excluded from the analysis. Disclose the valuations and multiples for each company in the analysis, as well as the financial data used to derive such multiples, and explain how this analysis was applied to determine the valuation for QT Imaging.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on pages 333, 334 and 337 of Amendment No. 1.

United States Securities and Exchange Commission

April 13, 2023

Material U.S. Federal Income Tax Considerations, page 314

46.

Please revise to include a tax opinion covering the material tax consequences of the redemption and state that the disclosure in this section represents the opinion of counsel. Please also remove language stating that “generally” certain tax consequences will apply or assuming certain consequences. For further guidance see Staff Legal Bulletin No. 19 for guidance.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on pages 342 and 343 of Amendment No. 1 and included a tax opinion from the Company’s counsel as Exhibit 8.1 to Amendment No. 1.

QT Imaging Inc.- Notes to Consolidated Financial Statements

Revenue Recognition, page F-51

47.	Please disclose the revenue disaggregation as required by ASC 606-10-55-90 and state how you recognize training and maintenance sales.

RESPONSE:     QT Imaging acknowledges the Staff’s comment and has revised its disclosure on pages F-36 and F-37 of Amendment No. 1.

General

48.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

RESPONSE:    The Company acknowledges the Staff’s comment and respectfully notes that the Sponsor is controlled by a U.S. citizen. The Company supplements its prior disclosure to this effect with additional revised disclosure on page 124 of Amendment No. 1.

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United States Securities and Exchange Commission

April 13, 2023

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comment, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 615-6095 or via email at Jeffrey.Selman@us.dlapiper.com.

Sincerely,

/s Jeffrey C. Selman

Jeffrey C. Selman

cc: Dr. Raluca Dinu

Enclosures